

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Steven Bixler
Chief Accounting Officer
Rite Aid Corporation
PO Box 3165
Harrisburg, Pennsylvania 17105

> **Re: Rite Aid Corporation**
> **Form 10-K for Fiscal Year Ended February 26, 2022**
> **Filed April 25, 2022**
> **File No. 001-05742**

Dear Steven Bixler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 26, 2022

Management's Discussion and Analysis of Financial Condition and Results of Continuing Operations
Pharmacy Service Segment Results of Operations, Revenues , page 58

1. We note "[t]he decrease in the fiscal 2022 revenues was primarily the result of a planned decrease in Elixir Insurance membership and a previously announced client loss due to industry consolidation." We were not able to obtain an understanding of these events or their impact on your results from your disclosure. Please provide more robust disclosure surrounding these events or indicate where these events are previously disclosed within your document. Reference is made to Item 303 of Regulation S-K.

Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) per Diluted Share and Other Non-GAAP Measures, page 70

2.   We note in calculating Adjusted EBITDA you excluded facility exit charges. The adjustment appears to remove a normal, recurring, operating expense. Additionally, we note you exclude the change in estimate related to manufacturer rebate receivable which appears to result in an individually tailored recognition and measurement method. Please tell us how these adjustments are appropriate or revise your presentation to omit these adjustments. Refer to Questions 100.01 and 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Our comment also applies to Adjusted Net Income (Loss).

3.   In calculating Adjusted net (loss) income you recorded a non-GAAP tax impact that resulted in an effective tax benefit of 27% as compared to a GAAP tax benefit of less than 1%. It is unclear how you calculated the tax impact of the non-GAAP adjustments. Please explain to us how you calculated the tax impact of non-GAAP adjustments and address how your methodology complies with Question 102.11 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
21. Segment Reporting, page 147

4.   In the Form 8-K filed December 21, 2022, Exhibit 99.1, we note your inclusion of the non-GAAP measures EBITDA Gross Profit and Adjusted EBITDA SG&A at the segment level. In reconciling these measures we note you provide depreciation and amortization and significant noncash items. The guidance in ASC 280-10-50-22 requires disclosure of certain specified amounts if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss. Please explain your consideration of providing this disclosure in your audited financial statements.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services